September 27, 2006
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington DC, 20549
Attention: Donald Walker
Mail Stop: 4561

Re:	First BanCorp
Form 10-K for the Fiscal Year Ended December 31, 2004
Form 10-Q for the Fiscal Quarter Ended March 31, 2005
File Number 1-14793
Dear Mr. Walker:
This letter is provided to the staff of the United States Securities and Exchange Commission (the “Commission”) on behalf of First BanCorp (the “Corporation”), in response to the staff’s letter of August 11, 2005 regarding the Corporation’s Form 10-K for the fiscal year ended December 31, 2004 (the “2004 Form 10-K”) and the Corporation’s Form 10-Q for the quarter ended March 31, 2005 (the “First Quarter Form 10-Q”) filed by First BanCorp (the “Corporation”).
As previously announced in December 13, 2005, the Corporation decided to restate the financial statements and amend Form 10-K as of December 31, 2004 to correct its accounting for certain mortgage-related transactions (“true-sales issues”) and for the misapplication of the short-cut method under SFAS 133. Concurrently with the analysis of these two topics, Management reassessed many accounting topics and reviewed specific transactions to ascertain the accounting was in accordance with generally accepted accounting principles. The amended Form 10-K was filed on September 26, 2006 and reflects the corrections addressed in this letter.
Set forth below in italics are each of the comments contained in the staff’s letter, together with the Corporation’s responses. These items are set forth in the order in which they appear in the staff’s letter.

Mr. Donald Walker
U.S. Securities and Exchange Commission

Form 10-K for the Fiscal Year Ended December 31, 2004:
2004 Annual Report
Consolidated Financial Statements
Note 2 — Summary of Significant Accounting Policies, page 63
1.	We note your disclosure on page 64 that loan fees and costs incurred in the origination of loans are amortized using the interest method or a method that approximates the interest method. For all periods presented, please quantify for us the effect on your financial statements of using an alternative to the interest method to amortize loan origination fees and costs.
Response:
Statement of Financial Accounting Standard No. (SFAS) 91 requires that net loan fees and costs recognized as yield adjustments over the life of the related loan(s) be amortized using the interest method, except for those loans that are payable at the lender’s demand and revolving lines of credit (or similar loan agreements), for which net loan fees and costs may be amortized under the straight-line basis (SFAS 91 paragraphs 18 and 20).
The Corporation has the following loan categories:
•	Residential Real Estate

•	Commercial
•	Commercial Mortgage

•	Construction

•	Commercial
•	Consumer and Other
The Corporation uses the interest method for amortizing the net deferred loan costs and fees on the Residential Real Estate and Commercial Mortgage portfolios.
The net deferred loan costs and fees on the Construction loan portfolio are amortized under the straight-line method over the life of the loan. SFAS 91 Implementation Guide (Question 43) states that certain construction loans for the acquisition, development and construction arrangements may be amortized following the straight-line method if the arrangement has the characteristics of a revolving line of credit. After analysis of the Corporation’s portfolio, management believes that the construction loans portfolio has characteristics of revolving lines of credit, thus the straight-line method is considered to be appropriate.

Mr. Donald Walker
U.S. Securities and Exchange Commission

The Commercial loan portfolio is mostly composed of demand loans and revolving lines of credit. Deferred loan fees and costs on Commercial loans that are demand loans and revolving lines of credit are amortized under the straight-line method, according to SFAS 91.
As discussed in our financial statements, deferred loan fees and costs on the remaining Commercial loan portfolio, as well as the Consumer loan portfolio and other, were amortized under a method that approximates the interest method. Based on a cost-benefit analysis, management determined to use the approximate methodology because the differences between the amounts calculated using the approximate methodology and the interest method were not deemed to be material and the cost of implementing the interest method was considered to outweigh the benefit of reducing those differences. During the reassessment of the Corporation’s historical accounting for the commercial, consumer and other portfolios, management noted that SFAS 91 was not being applied to one consumer portfolio, the Leasing portfolio. Therefore, the amended Form 10-K for fiscal year 2004 includes an adjustment related to the application of SFAS 91 to the Leasing portfolio.
We have quantified the effect on our financial statements of using a method that approximates the interest method as an alternative to the interest method to amortize loan origination fees and costs. The following table summarizes the results:

Mr. Donald Walker
U.S. Securities and Exchange Commission

	2002	2003	2004

Consumer Loans:

Difference between methods	$(205,198)	$27,177	$34,715

Interest income on loans — as reported	$351,838,718	$389,721,772	$445,091,793
Interest income on loans — as restated	$364,423,805	$400,908,876	$458,180,082

As a percentage of interest income — as reported	-0.058%	0.007%	0.008%
As a percentage of interest income — as restated	-0.056%	0.007%	0.008%

Income before income taxes — as reported	$130,283,473	$191,010,657	$220,803,422
Income before income taxes — as restated	$168,203,960	$138,191,163	$223,825,640

As a percentage of income before income taxes — as reported	-0.158%	0.014%	0.016%
As a percentage of income before income taxes — as restated	-0.122%	0.020%	0.016%

Commercial Loans:

Difference between methods	$(638,370)	$(267,122)	$(307,323)

Interest income on loans — as reported	$351,838,718	$389,721,772	$445,091,793
Interest income on loans — as restated	$364,423,805	$400,908,876	$458,180,082

As a percentage of interest income — as reported	-0.181%	-0.069%	-0.069%
As a percentage of interest income — as restated	-0.175%	-0.067%	-0.067%

Income before income taxes — as reported	$130,283,473	$191,010,657	$220,803,422
Income before income taxes — as restated	$168,203,960	$138,191,163	$223,825,640

As a percentage of income before income taxes — as reported	-0.490%	-0.140%	-0.139%
As a percentage of income before income taxes — as restated	-0.380%	-0.193%	-0.137%
In the past, those amounts were not adjusted because it required extensive programming and validation by the accounting department. The Corporation applied FAS 91 for the leasing portfolio on the restated financial statements using the interest method. Prospectively, management will use the effective interest method for new loans, as applicable.
Note 29 — Financial Instruments with Off-Balance Sheet Risk, Commitments to Extend Credit and Standby Letters of Credit, page 86
2.	In the interest of enabling us to more fully understand how your derivative instruments qualify for hedge accounting under SFAS 133 and how your accounting policies comply with that standard, please:

Mr. Donald Walker
U.S. Securities and Exchange Commission

•	Tell us whether you use aggregation to create portfolios of similar assets and liabilities, and if so, describe your risk exposure and how your test for proportionality.

•	Describe the quantitative measures of correlation you use to assess effectiveness of each hedge both at inception and on an ongoing basis.

•	Tell us how and when you assess the ineffectiveness of each hedge; and

•	Quantify for each period presented the amount of gains and losses relating to hedge ineffectiveness and tell us where these amounts are reflected in your statements of income.
Background:
The Corporation uses derivative instruments in the normal course of business, primarily to reduce its exposure to market risk (principally interest rate risk) stemming from various assets and liabilities. The Corporation’s principal objective under such market risk strategies is to achieve the desired reduction in economic risk, even if the position will not receive hedge accounting treatment.
The Corporation designates a derivative as held for hedging or non hedging purposes when it enters into the derivative contract. Derivatives utilized by the Corporation include, among others, interest rate swaps, index options, and interest rate cap agreements. Interest rate swaps generally involve the exchange of fixed- and variable-rate interest payments between two parties, based on a common notional amount and maturity date. Index options are generally over-the counter (OTC) contracts that the Corporation enters into in order to receive the appreciation of a specified Stock Index (i.e. Dow Jones Industrial Composite Stock Index®) over a specified period. Interest rate caps are option-like contracts that require the writer (“seller”) to pay the purchaser at specified future dates the amount, if any, by which a specified market interest rate exceeds the fixed-cap rate, applied to a notional principal amount. The Corporation views its derivatives strategy as a prudent management of interest-rate sensitivity, by reducing the risk on earnings presented by changes in interest rates.
Since the 1990’s, the Corporation has entered into interest rate swaps to hedge the interest rate risk inherent mainly in certain of its brokered certificates of deposit (brokered CDs) . The Corporation believes that using interest rate swaps to convert the interest expense on brokered CDs from fixed to variable is prudent from an asset liability management standpoint. The brokered CDs are typically structured with terms of more than one year depending on the interest rate scenario.
Since the Corporation first implemented SFAS 133 on January 1, 2001, it applied the short-cut method of accounting for the brokered CD swaps, which resulted in the Corporation assuming no

Mr. Donald Walker
U.S. Securities and Exchange Commission

ineffectiveness in these transactions. As part of the internal review begun by its Audit Committee in August 2005 and as a result of the Corporation’s consideration of this comment issued by the Staff, the Corporation undertook a review of all of its hedge accounting transactions. The Corporation concluded as a result of this review that the brokered CD swaps did not qualify for the short-cut method in prior periods because the fee received from the swap counterparty at the inception of the relationship caused the swap not to have a fair value of zero at inception (which is required under SFAS 133 to qualify for the short-cut method). Furthermore, although historical effectiveness testing performed in December 2005 demonstrated that the brokered CD swaps would have qualified for hedge accounting under the “long-haul” method, hedge accounting under SFAS 133 is not allowed retrospectively because the hedge documentation required for the long-haul method was not in place at the inception of the hedge. The documentation at the inception of the hedges was intended to support the short-cut method.
Fair value hedge accounting allows a Corporation to record the effective portion of the change in fair value of the hedged item (in this case, the brokered CDs) as an adjustment to income that offsets the fair value adjustment on the related interest rate swaps. Eliminating the application of fair value hedge accounting reverses the fair value adjustments that were made to the brokered CDs. Therefore, while the interest rate swap is recorded on the consolidated balance sheet at its fair value, the related hedged items, the brokered CDs, are required to be carried at cost.
In connection with the evaluation of its hedge accounting transactions, the Corporation concluded that the short-cut method was also incorrectly used for certain interest rate swaps hedging medium-term notes, certain corporate bonds and certain commercial loan receivables. The accounting consequences of that conclusion are similar to the accounting consequences discussed above relating to the accounting for brokered CD swaps. In this case, eliminating the application of fair value hedge accounting reverses the fair value adjustments that were made to the medium-term notes, corporate bonds and to the commercial loans.
The net pre-tax cumulative effect of eliminating the previously recorded fair value adjustments to the brokered CDs, medium-term notes and other hedged items through December 31, 2004 was ($42.4) million, which effects at December 31, 2004, 2003 and 2002 were ($3.4) million, ($60.8) million and $36.9 million, respectively and ($15.1) million for periods before 2002. These adjustments have been reflected in the 2004 financial statements included in the Form 10-K/A filed on September 26, 2006 by the Corporation.
In addition, the net pre-tax cumulative effect of correcting the fair value of interest rate swaps through December 31, 2004 was ($23.4) million, which effects at December 31, 2004, 2003 and 2002 were ($5.6) million, ($6.8) million and ($759,000), respectively and ($10.2) million for periods before 2002. These adjustments have been reflected in the 2004 financial statements included in the Form 10-K/A filed on September 26, 2006 by the Corporation.

Mr. Donald Walker
U.S. Securities and Exchange Commission

In addition, in the restated financial statements, the Corporation recorded the broker placement fees, which mirrored the up-front fees received from swap counterparties, as a deferred cost within the brokered CDs and amortized over the expected maturities of the related brokered CDs as a yield adjustment using the effective interest method.
The use of interest rate swaps to hedge the interest rate risk on brokered CDs, medium-term notes and commercial loans constituted the 98% of the Corporation’s hedging program at December 31, 2004.
Note 30 — Segment Information, page 89
3.	We note that in your Form 10-Q for the Quarter Ended March 31, 2005, you have identified Residential Mortgage as a reportable segment, however, this reportable segment was not disclosed in your audited consolidated financial statements. Please tell us in detail how you considered the aggregation criteria and quantitative thresholds described in paragraphs 17 and 18 of SFAS 131 for FirstMortgage, Inc., your residential mortgage loan origination subsidiary, when you evaluated the segment disclosures in your audited financial statements on Form 10-K.
Response:
I. Segment Reporting
For annual and interim financial statements for periods through December 31, 2004 filed prior to the filing by the Corporation of its Amended Annual Report on Form 10-K for 2004, the Corporation disclosed the following segments:
1.	Retail, which included consumer and mortgage

2.	Treasury and Investments

3.	Commercial and Corporate Banking

4.	Other
The Corporation has processed residential mortgage loan originations in Puerto Rico primarily through the Corporation’s subsidiary, First Mortgage, Inc. (“FirstMortgage”), since September 2003. Before 2003, loans were processed through the branch network of the Corporation’s subsidiary, FirstBank Puerto Rico (“FirstBank” or the “Bank”) and to a lesser extent through FirstBank branches located in the Virgin Islands. In addition, FirstBank’s mortgage banking activities have included significant purchases of loans in bulk from mortgage bankers doing business in Puerto Rico, the servicing of residential mortgages originated by FirstBank and FirstMortgage, the servicing of spot loans purchased by FirstBank from other financial institutions and other activities such as sales of loans.
Until the first quarter of 2005, the organizational structure of the Bank included an Executive VP in charge of consumer lending and an Executive VP in charge of branch and mortgage operations. Nevertheless, since both residential mortgage loans and consumer loans were

Mr. Donald Walker
U.S. Securities and Exchange Commission

originated through the same channels of distribution — the branch network — and to similar customers — individuals — the Bank historically reported the consumer lending and residential mortgage activities within the same segment. This presentation continued until the first quarter of 2005, when the Bank decided to report residential mortgages as a separate segment because of the size of the residential mortgage activities, resulting from the marketing effectiveness of First Mortgage to penetrate the mortgage market, and the significant increases in the volume of loans purchased in bulk, and an organizational change at that time.
As a part of the reassessment process, the Corporation reviewed the financial information that had been provided to management and the Board of Directors during 2004. The financial information used by management and the Board of Directors to analyze the Corporation during 2004 was set forth in two primary reports: (1) Monthly Financial and Operating Report used by the Board of Directors, and (2) Product Profitability report (quarterly but not on a timely manner — 3 to 6 months lag) used by management.
Both reports showed similar information, one with more detail than the other. In essence, both reports analyzed the Corporation on a consolidated level and by legal entity. On the consolidated level, the analyses included in the reports were presented in the following categories: (1) Commercial and Corporate Banking, (2) Mortgage Banking (residential mortgage operations including those of First Mortgage), (3) Consumer (Retail) and (4) Investment and Treasury. The Monthly Financial and Operating Report was the report used by the CODM on a regular basis to make decisions since it was prepared in a timelier manner and provided more condensed financial information.
During the restatement process and after re-evaluation of the reportable segments, management concluded that mortgage banking should have been disclosed as a separate segment and that changes to the composition of reportable segments were necessary.
Based upon the Corporation’s organizational structure and the information provided to the Chief Operating Decision Maker and to a lesser extent the Boards of Directors, management considered whether the operating segments should have been primarily driven by the legal entities or the product categories, since both types of detail were provided to the CODM. Within FirstBank, which is the Corporation’s primary operating subsidiary, information is regularly provided for the following product groups: Commercial and Corporate Banking; Mortgage Banking; Consumer (Retail) Banking and Treasury and Investments. Additionally, information for FirstBank Overseas (which is significant at a greater than 10% level), First Mortgage (not significant at greater than 10%) and a number of insignificant subsidiaries were regularly budgeted and reported separately along legal entities lines. We believe each of these product groups and legal subsidiaries represent an operating segment under paragraph 10 of SFAS 131.
As noted above, FirstMortgage is the marketing arm of FirstBank’s mortgage business and, accordingly, its operations have been aggregated with those of FirstBank’s mortgage-banking business. We believe that aggregation of those two operating segments is appropriate under paragraph 17 of SFAS 131.

Mr. Donald Walker
U.S. Securities and Exchange Commission

The Corporate Treasurer manages the entire Treasury and Investment functions of the Corporation, which include the treasury and investment activities for First BanCorp, FirstBank and FirstBank Overseas. FirstBank Overseas only includes an investment portfolio, which is administered and managed by the Corporate Treasurer. Further, FirstBank Overseas is utilized for tax purposes. As shown in the Board of Directors reporting package, the investment activities of First BanCorp and its subsidiaries are analyzed and disclosed in a combined manner. Thus, we believe that even though FirstBank Overseas meets the quantitative threshold of paragraph 18 of SFAS 131, it should be aggregated with the Treasury and Investments segment of First BanCorp and FirstBank under paragraph 17 of SFAS 131 because the two segments meet all of the criteria in that paragraph.
The Commercial and Corporate Banking segment consists of the Corporation’s lending and other services for large customers represented by the public sector and specialized and middle-market clients. The Commercial and Corporate Banking segment offers commercial loans, including commercial real estate and construction loans, and other products such as cash management and business management services. The Mortgage Banking segment’s operations consist of the origination, sale and servicing of a variety of residential mortgage loans. The Mortgage Banking segment also acquires and sells mortgages in the secondary markets. Mortgage loans are purchased from other local banks or mortgage brokers. The Consumer (Retail) segment consists of the Corporation’s consumer lending and deposit-taking activities conducted mainly through its branch network and loan centers. The Treasury and Investment segment is responsible for the Corporation’s investment portfolio and treasury functions executed to manage and enhance liquidity. This segment loans funds to Commercial and Corporate Banking; Mortgage Banking; and Consumer segments to finance their lending activities and borrows funds from those segments. The interest rates charged or credited by Treasury and Investments are based on market rates. The Other category is mainly composed of insurance, finance leases and other products. Refer to Note 31 “Segment Information” to the Corporation’s restated audited consolidated financial statements filed in Form 10-K/A on September 26, 2006, for additional details regarding the Corporation’s reportable segments.
Note 4 — Investment Securities, page 15
4.	We note your disclosure on page 18 that you believe that the unrealized losses in your held-to-maturity portfolio at March 31, 2005 are substantially related to market interest rate fluctuations. Please tell us the specific fact pattern which resulted in a $22 million increase during the first quarter to your gross unrealized losses on held-to-maturity mortgage-backed securities which mature in greater than 10 years.
Response:
Investment securities that are reflecting the increase in unrealized losses are mostly composed of 15 year Federal National Mortgage Association (FNMA) pools having a 5.00% interest rate. The

Mr. Donald Walker
U.S. Securities and Exchange Commission

valuations used for these investment securities were the most conservative prices provided by different counterparts that are considered to be reliable pricing sources. The Corporation obtains two to four different price sources for each security. As of March 31, 2005, the amortized cost of these securities was $1,414,728,000 with a gross unrealized loss of $29,077,000. The securities are rated the equivalent of AAA by the major rating agencies, are collateralized by mortgages, and management believes that the unrealized losses in these securities are substantially related to market interest rate fluctuations and not to the deterioration in the creditworthiness of the issuers; thus, management expects to receive all contractual payments of principal and interest and has the intent and ability to retain them until maturity.
In order to ascertain reasonability of market price fluctuations of these securities, the Corporation examined the price correlation between the 15 year FNMA’s and the Treasury Note of 5 years using Bloomberg historical prices and noted a correlation of 94%. The Corporation used the Treasury Note of 5 years as a benchmark because it has the same estimated average life as these mortgage-backed securities, based on anticipated prepayments. The price behavior of these securities showed a parallel decrease movement from December 2004 to March 2005.
Pursuant to the request of the staff, the Corporation acknowledges that: (i) the Corporation is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure and responses to staff comments do not foreclose the Commission from taking any action with respect to the Corporation’s filings; and (iii) the Corporation may not assert staff comments as a defense in a proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you should have any further questions regarding these filings, please do not hesitate to contact the undersigned at (787) 729-8098.
Sincerely yours,

/s/ Fernando Scherrer

Fernando Scherrer Executive Vice President and Chief Financial Officer

C:	Mr. Luis Beauchamp — Chief Executive Officer and President Ms. Linda Griggs — Morgan Lewis Mr. Benito Morales — Partner — PricewaterhouseCoopers

Mr. Donald Walker
U.S. Securities and Exchange Commission

Statement by the Corporation
The Corporation acknowledges that: (i) the Corporation is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure and responses to staff comments do not foreclose the Commission from taking any action with respect to the Corporation’s filings; and (iii) the Corporation may not assert staff comments as a defense in a proceeding initiated by the Commission or any person under the federal securities laws of the United States.

First BanCorp.

By:	/s/ Luis Beauchamp

Mr. Luis Beauchamp — Chief Executive Officer and President

Dated: 09/27/06

By:	/s/ Fernando Scherrer

Mr. Fernando Scherrer — Chief Financial Officer
Dated: 09/27/06